Exhibit 99.2

AUSTIN GOLD INC.
9th Floor, 1021 West Hastings Street
Vancouver, BC V6E 0C3

Telephone: 604-644-6580	Email: darcy.higgs@austin.gold

NOTICE-AND-ACCESS NOTICE TO SHAREHOLDERS

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 10, 2023

You are receiving this notice as Austin Gold Corp. (the “Company”) is using notice-and-access to deliver meeting materials to its shareholders in respect of its annual meeting of shareholders to be held on May 10, 2023 (the “Meeting”). Under notice-and-access, instead of receiving paper copies of the Company’s management information circular dated April 10, 2023 (the “Information Circular”), and, if requested, the annual financial statements and MD&A for the year ended December 31, 2022 (collectively, the “Meeting Materials”), shareholders are receiving this notice containing information on how to access the Meeting Materials electronically. You will also receive a proxy or voting instruction form, as applicable, enabling you to vote at the Meeting. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs.

MEETING DATE

WHEN: Wednesday, May 10, 2023	TIME: 2:00 p.m. (Pacific time)
WHERE: 10th Floor, 595 Howe Street, Vancouver, BC V6C 2T5

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

•	NUMBER OF DIRECTORS: To fix the number of directors of the Company for the ensuing year. See the section entitled “Election of Directors” in the Information Circular.

•	ELECTION OF DIRECTORS: To elect directors of the Company for the ensuing year. See the section entitled “Election of Directors” in the Information Circular.

•	APPOINTMENT OF AUDITOR: To appoint Manning Elliott LLP as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration. See the section entitled “Appointment of Auditor” in the Information Circular.

•	APPROVAL OF NEW STOCK INCENTIVE PLAN: To consider and, if thought fit, to pass, with or without variation, an ordinary resolution of the shareholders approving the new stock incentive plan of the Company. See the section entitled “Particulars of Other Matters to be Acted Upon – Approval of New Stock Incentive Plan” in the Information Circular.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The applicable Meeting Materials can be viewed online under the Company’s profile at www.sedar.com (Canada) or at the Company’s website at www.austin.gold.

The Financial Statement Request Form accompanies the proxy and voting instruction form.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders who wish to receive paper copies of the Meeting materials prior to the Meeting may request copies from the Company's transfer agent American Stock Transfer & Trust Company, LLC no later than April 27, 2023 by: (i) emailing them at info@astfinancial.com; (ii) calling 888-Proxy-NA (888-776-9962) 718-921-8562 (for international callers); or (iii) accessing their website at https://us.astfinancial.com/OnlineProxyVoting/ProxyVoting/RequestMaterials.

Meeting Materials will be sent to such shareholders within three business days of their request if such requests are made before the Meeting. Those shareholders with existing instructions to receive a paper copy of the Meeting Materials will receive paper copies of the Meeting Materials with this notice. Shareholders may revoke their existing instructions by contacting the service provider who services their account. Shareholders may request paper copies of the applicable Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR by email at darcy.higgs@austin.gold.

VOTING

Registered shareholders are asked to return their proxies using the following methods by the deadline set for the deposit of proxies in the accompanying proxy.

Proxies to be used at the Meeting must be deposited with the Company, c/o the Company's transfer agent American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219., no later than 2:00 p.m. (Pacific Time) on May 8, 2023, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any adjournment(s) thereof is held. See also the form of proxy for instructions as to the use of telephone and internet voting.

Please refer to your form of proxy or the Information Circular for further information.

Beneficial shareholders should carefully follow the instructions of their intermediary, nominee or broker, including those regarding when and where the completed voting instruction form is to be delivered. Note that if you are a beneficial shareholder, your intermediary, nominee or broker will need your voting instructions sufficiently in advance of the proxy deposit deadline to enable your nominee to act on your instructions.

QUESTION ABOUT NOTICE-AND-ACCESS

Shareholders with questions about notice-and-access can contact the Company by telephone at (604) 644-6580 or by email at darcy.higgs@austin.gold.